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16014811

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC Mail Processing Section

MAR 07 2016

Washington DC 409

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-68154

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/15 (MM/DD/YY) AND ENDING 12/31/15 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Mundial Financial Group, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

15233 Ventura Blvd., Suite 712
(No. and Street)

Sherman Oaks,	CA	91403
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Eric Flesche — 818 804-4620
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Elizabeth Tractenberg, CPA
(Name – *if individual, state last, first, middle name*)

2367 Clubhouse Drive	Rocklin	CA	95765
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.


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OATH OR AFFIRMATION

I, Eric Flesche, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Mundial Financial Group, LLC, as of December 31, 2015, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None


LETICIA CASTILLO MEZA
Commission # 1991428
Notary Public - California
Los Angeles County
My Comm. Expires Sep 17, 2016

Signature

CFO

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Elizabeth Tractenberg, CPA
2367 Clubhouse Drive
ROCKLIN, CALIFORNIA 95765
Office 916/259-1666 -- Mobile 310/435-0746 – Fax 323/517-2625
elizabeth@tractenberg.net
PCAOB # 3621

Report of Independent Registered Public Accounting Firm

To the Members
Mundial Financial Group, LLC
Sherman Oaks, CA 91403

I have audited the accompanying statement of financial condition of Mundial Financial Group, LLC (the "Company"), a California limited liability corporation, as of December 31, 2015 and the related statements of income (loss), changes in members' equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplemental information. The Company's management is responsible for these financial statements. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of the Company as of December 31, 2015, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The information contained in Schedules I, II and III (the "supplemental information") has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. My audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming my opinion on the supplemental information, I evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In my opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Elizabeth Tractenberg

Elizabeth Tractenberg, CPA
Rockline, CA
February 10, 2016

Mundial Financial Group, LLC
Statement of Financial Condition
December 31, 2015

Assets

Cash	$ 1,308
Accounts Receivable	1,000
Clearing Deposit	10,000
Securities Inventory	1,825
Total Assets	$ 14,133

Liabilities and Members' Equity

Liabilities	
Accounts Payable	$ 1,380
Due to Affiliate	450
Total Liabilities	1,830
Members' Equity	$ 12,303
Total Liabilities and Member's Equity	$ 14,133

The accompanying notes are an integral part of these financial statements.

Mundial Financial Group, LLC
Statement of Income (Loss)
For the Year Ended December 31, 2015

Revenues	
Trading Loss Income – Unrealized	(4,125)
Total Loss Revenues	$ (4,125)
Expenses	
Office Expenses	$ 1,886
Professional Fees	4,620
Rental Fees	4,764
Regulatory Fees	7,559
All Other Expenses	1,116
Total Expenses	19,945
Income (Loss) Before Tax Provision	(24,070)
Income Tax Provision	800
Net Income (Loss)	$ (24,870)

The accompanying notes are an integral part of these financial statements.

Mundial Financial Group, LLC
Statement of Changes in Members' Equity
For the Year Ended December 31, 2015

	Contributed Capital	Retained Earnings (Deficit)	Total
December 31, 2014	$ 44,000	$ (11,727)	$ 32,273
Member Contributions	4,900		4,900
Net Income (Loss)		(24,870)	(24,870)
December 31, 2015	$ 48,900	(36,597)	$ 12,303

The accompanying notes are an integral part of these financial statements.

Mundial Financial Group, LLC
Statement of Cash Flows
For the Year Ended December 31, 2015

Cash Flows from Operating Activities:	
Net Income (loss)	$ (24,870)
Changes in operating assets and liabilities:	
Securities Inventory	4,125
Accounts Receivable	3,000
Accounts Payable	1,230
Net cash provided in operating activities	(16,515)
Cash Flows from Investing Activities	-
Cash Flows from Financing Activities	
Capital Contributions	4,900
Net Cash Provided by Financing Activities	4,900
Net decrease in cash	(11,615)
Cash at the beginning of year	12,938
Cash at end of year	1,323
SUPPLEMENTAL INFORMATION	
Interest Paid	$ -
Income Taxes Paid	$ 800

The accompanying notes are an integral part of these financial statements.

Mundial Financial Group, LLC
Notes to Financial Statements
December 31, 2015

Note 1 – Organization and Nature of Business

Mundial Financial Group, LLC, (the "Company") was incorporated in the State of California on January 11, 2008. The Company is a registered broker-dealer with the Securities and Exchange Commission (SEC), the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corporation ("SIPC").

Note 2 – Significant Accounting Policies

Basis of Presentation – The Company conducts the following types of business as a securities broker- dealer, which comprises several classes of services, including:

- Broker or dealer retailing corporate equity securities over-the-counter
- Broker or dealer selling corporate debt securities
- Underwriter or selling group participant (corporate securities other than mutual funds)
- Mutual fund retailer
- U.S. government securities broker
- Put and call broker or dealer or option writer
- Non-exchange member arranging for transactions in listed securities by exchange member
- Private placements of securities

Under its membership agreement with FINRA and pursuant to Rule 15c3 (k) (2) (ii), the Company conducts business on a fully disclosed basis and does not execute or clear securities transactions for customers. Accordingly, the Company is exempt from the requirement of Rule 15c3-3 under the Securities Exchange Act of 1934 pertaining to the possession or control of customer assets and reserve requirements.

Use of Estimates - The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Securities Inventory - Securities inventory is valued at current market.

Revenue Recognition - The Company recognizes revenue upon rendering of services. In the case where restricted stock is received the value of the services are valued at the value of the stock at the time they are received in lieu of cash.

Note 2 – Significant Accounting Policies (continued)

Income Taxes - The Company, with consent of its Members, has elected to be a California Limited Liability Company. For tax purposes the Company is treated like a partnership, therefore in lieu of business income taxes, the Member is taxed on the Company's taxable income. Therefore, no provision or liability for Federal Income Taxes is included in these financial statements. The State of California has a similar treatment, although there exists a provision for a gross receipts tax and a minimum Franchise Tax of $800.

Note 3 - Fair Value

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.

- Level 2 inputs are inputs (other than quoted prices included within level 1) that are observable for the asset or liability, either directly or indirectly.

- Level 3 inputs are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. (The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.)

The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of December 31, 2015.

Mundial Financial Group, LLC
Notes to Financial Statements
December 31, 2015

Note 3 - Fair Value (continued)

Fair Value Measurements on a Recurring Basis
As of December 31, 2015

	Level 1	Level 2	Level 3	Total
Assets		-		
Cash	$ 1,308			$ 1,308
Securities Inventory			1,825	1,825
Clearing Deposit	10,000			10,000
Total	**$11,308**		**$ 1,825**	**$ 13,133**

Note 4 – Receivable From and Payable to Broker-Dealers and Clearing Organizations

Amounts receivable from and payable to broker-dealers and clearing organizations at December 31, 2015, consist of the following:

	Receivable	Payable
Fees and commissions receivable/payable	$ 0	$ 0

Note 5 – Related Party

The Company shares its office space with an entity that is managed by an officer of another Company, Glendale Securities, Inc. and the two companies are deemed under common control. The Company has an Expense Sharing Agreement with Glendale Securities, Inc. Expenses for the year ending December 31, 2015 were as follows:

Rent	$ 4,764
Utilities	$ 636

The Company owed $450 to its affiliate at December 31, 2015.

Mundial Financial Group, LLC
Notes to Financial Statements
December 31, 2015

Note 6 – Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2015, the Company had net capital of $10,179 which was $5,179 in excess of its required net capital of $5,000. The Company's net capital ratio was .18 to 1.

Note 7 – Operating Lease

The Company shares its office with a related party through an expense sharing agreement. (See Note 5) Rent expense for the year ended December 31, 2015 was $4,764.

Note 8 - Income Taxes

The Company is treated as a partnership for federal income tax purposes. Consequently, federal income taxes are not payable by or provided by the Company. Members are taxed individually on their shares of the Company's earnings. The Company's net income or loss is allocated among the members in accordance with the operating agreement of the Company. The State of California requires limited liability companies to pay a minimum $800 tax plus a fee based on gross revenue. The accompanying financial statements include an $800 minimum tax. The company is subject to examinations by U.S. Federal and State tax authorities from 2012 to the present, generally for three years after they are filed.

Note 9 – Clearing Broker Deposit

The Company has an agreement with Electronic Transaction Clearing Inc which requires a $10,000 minimum deposit.

Note 10 – SIPC Supplementary Report Requirement

The Company is not required to complete the SIPC Supplementary Report under SEC Rule 17a- 5(e) (4) for fiscal year ending December 31, 2015 because the Company's SIPC Net Operating Revenues are under $500,000.

Mundial Financial Group, LLC
Notes to Financial Statements
December 31, 2015

Note 11 – Exemption from the SEC Rule 15c3-3

Mundial Financial Group, LLC is an introducing broker-dealer that clears all transactions with and for customers on a fully disclosed basis with an independent securities clearing company and promptly transmits all customer funds and securities to the clearing company, which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto pursuant to the requirements of the SEC Rule 17a-3 and 17a-4, as are customarily made and kept by a clearing broker or dealer.

Note 12 – Subsequent Events

Management has reviewed the results of operations for the period of time from its year end December 31, 2015 through February 10, 2016, the date the financial statements were available to be issued, and has determined that no adjustments are necessary to the amounts reported in the accompanying financial statements nor have any subsequent events occurred, the nature of which would require disclosure.

Mundial Financial Group, LLC

Schedule I
Computation of Net Capital Pursuant to Rule 15c3-1
December 31, 2015

Computation of Net Capital	
Total ownership equity from statement of financial condition	$ 12,303
Non allowable assets	
Accounts Receivable	(1,000)
Haircuts on Securities	(1,124)
Net Capital	$ 10,179
Computation of Net Capital Requirements	
Minimum net aggregate indebtedness – 6-2/3% of net aggregate indebtedness	$ 122
Minimum dollar net capital required	$ 5,000
Net Capital required (greater of above amounts)	$ 5,000
Excess Capital	$ 5,179
Excess net capital at 1000% (net capital less 10% of aggregate indebtedness)	$ 4,179
Computation of Aggregate Indebtedness	
Total liabilities	$ 1,830
Aggregate indebtedness to net capital	0.18
The following is a reconciliation of the above net capital computation with Company's corresponding unaudited computation pursuant to Rule 17—5(d)(4):	
Net Capital Per Company's Computation Variance	$ 10,179
Net Capital Per Audited Report	$ 10,179

The accompanying notes are an integral part of these financial statements.

Mundial Financial Group, LLC
Schedule II – Computation for Determination of
Reserve Requirements Pursuant to Rule 15c3-3
As of December 31, 2015

A computation of reserve requirement is not applicable to Mundial Financial Group, LLC as the Company qualifies for exemption under Rule 15c3-3 (k) (2) (ii).

The accompanying notes are an integral part of these financial statements.

Mundial Financial Group, LLC
Schedule III – Information Relating to Possession or
Control Requirements under Rule 15c3-3
As of December 31, 2015

Information relating to possession or control requirements is not applicable to Mundial Financial Group, LLC as the Company qualifies for exemption under Rule 15c3-3 (k) (2) (ii).

The accompanying notes are an integral part of these financial statements.

Elizabeth Tractenberg, CPA
2367 Clubhouse Drive
ROCKLIN, CALIFORNIA 95765
916/259-1666 – Fax 323/517-2625

elizabeth@tractenberg.net

PCAOB # 3621

Report of Independent Registered Public Accounting Firm – Exemption Report

To the Members
of Mundial Financial Group, LLC

I have reviewed management's statements, included in the accompanying Mundial Financial Group, LLC (the "Company") Exemption Report in which (1) the Company identified the following provisions of 17C.F.R. §15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3: ((k) (2) (ii)) (the "exemption provisions"), and (2) the Company stated that they met the identified exemption provisions from January 1, 2015 to December 31, 2015 (the Company's fiscal year end) without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

My review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope that an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, I do not express such an opinion.

Based on my review, I am not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k) (2) (ii) of Rule 15c3-3 under the Securities Exchange Act of 1934 for the periods noted in paragraph 1 above.



Elizabeth Tractenberg, CPA
Rocklin, CA
February 10, 2016

MUNDIAL FINANCIAL GROUP, LLC

15233 Ventura Blvd., Suite 712
Sherman Oaks, CA 91403
P: 818.804.4620 F: 818.804.4579

December 31, 2015

Elizabeth Tractenberg, CPA
2367 Clubhouse Drive
Rocklin, CA 95765

Re: SEA Rule 17a-5(d) (4) Exemption Report

Dear Ms. Tractenberg:

Pursuant to the referenced rule, the following information is provided.

Under its membership agreement with FINRA and pursuant to Rule 15c3-3 (k) (2) (ii) the Company conducts business on a fully disclosed basis and does not execute or clear securities transactions for customers.

Mundial Financial Group, LLC met the Section 204, 15c3-3 (k) (2) (ii) exemption for the period January 1, 2015 to December 31, 2015.

Sincerely,



Eric Flesche, CFO